FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of March 31, 2004 and 2003 together with Auditor’s Report

FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND 2003 TOGETHER WITH INDEPENDENT ACCOUNTANTS´ REVIEW REPORT

BALANCE SHEETS AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS
CASH AND DUE FROM BANKS
Cash	346,975	210,029
Due from banks and correspondents	1,353,701	971,624

	1,700,676	1,181,653

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	509,497	513,318
Holdings for trading or financial transactions (Exhibit A)	6,766	3,461
Unlisted Government Securities (Exhibit A)	1,031,936	139,775
Investments in listed private securities (Exhibit A)	89	2,091
Less: Allowances (Exhibit J)	53,190	—

	1,495,098	658,645

LOANS
To government sector (Exhibits B, C and D)	6,020,696	5,077,192
To financial sector (Exhibits B, C and D)	15,179	24,840
To non financial private sector and residents abroad (Exhibits B, C and D)	1,417,000	2,226,779

Overdraft	152,466	85,357
Discounted instruments	167,855	221,623
Real estate mortgage	395,458	461,994
Collateral Loans	2,670	7,111
Consumer	78,487	105,169
Credit cards	199,810	123,475
Other	364,682	1,146,161
Interest and listed-price differences accrued and pending collection	57,479	76,051
Less: unallocated collections	1,646	8
Less: Interest documented together with main obligation	261	154
Less: Allowances (Exhibit J)	97,719	556,991

	7,355,156	6,771,820

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	346,375	305,167
Amounts receivable for spot and forward sales to be settled	43,737	9,803
Instruments to be received for spot and forward purchases to be settled	544,113	582,254
Unlisted corporate bonds (Exhibits B, C and D)	108,772	179,087
Other receivables not covered by debtor classification regulations	140,116	345,742
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	12,583	10,237
Interest accrued and pending collection not covered by debtor classification regulations	79,189	105,623
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	153	200
Less: others unallocated collections	—	121
Less: Allowances (Exhibit J)	18,812	92,591

	1,256,226	1,445,401

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	15,017	19,503
Less: Allowances (Exhibit J)	629	541

	14,388	18,962

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	43,721	1,355,318
Other (Note 6) (Exhibit E)	255,006	249,385
Less: Allowances (Exhibit J)	15,358	15,937

	283,369	1,588,766

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	2,997	3,503
Other (Note 6)	160,276	581,417
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	22	40
Other accrued interest receivable	—	1
Less: Allowances (Exhibit J)	49,424	26,946

	113,871	558,015

PREMISES AND EQUIPMENT (Exhibit F)	368,013	441,731

OTHER ASSETS (Exhibit F)	113,981	101,460

INTANGIBLE ASSETS (Exhibit G)
Goodwill	37,060	45,568
Organization and development expenses	835,362	884,940

	872,422	930,508

SUSPENSE ITEMS	896	6,412

TOTAL ASSETS	13,574,096	13,703,373

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
LIABILITIES
DEPOSITS (Exhibits H and I)
Government sector	86,875	53,119
Financial sector	89,502	38,320
Non financial private sector and residents abroad	7,910,165	6,812,863

Checking accounts	2,403,067	937,104
Savings deposits	1,297,054	557,517
Time deposits	3,014,702	3,225,860
Investments accounts	61,004	2,989
Other	776,370	1,440,481
Interest and listed-price differences accrued payable	357,968	648,912

	8,086,542	6,904,302

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	2,196,012	2,157,491

Other	2,196,012	2,157,491
Banks and International Institutions (Exhibit I)	382,301	690,105
Non-subordinated corporate bonds (Exhibit I)	346,894	422,156
Amounts payable for spot and forward purchases to be settled	354,460	331,141
Instruments to be delivered for spot and forward sales to be settled	42,479	9,579
Financing received from Argentine financial institutions (Exhibit I)	13,800	73,630
Other (Exhibit I)	298,046	281,264
Interest and listed-price differences accrued payable (Exhibit I)	4,532	42,853

	3,638,524	4,008,219

OTHER LIABILITIES
Other (Note 6)	57,746	105,335

	57,746	105,335

ALLOWANCES (Exhibit J)	312,659	778,255

SUBORDINATED CORPORATE BONDS (Exhibit I)	66,091	76,814

SUSPENSE ITEMS	4,738	772

TOTAL LIABILITIES	12,166,300	11,873,697

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders´ equity)	1,407,796	1,829,676

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	13,574,096	13,703,373

MEMORANDUM ACCOUNTS

	2004	2003
DEBIT ACCOUNTS

Contingent
– Guarantees received	6,768,543	5,771,147
– Contra contingent debit accounts	3,760,118	3,786,168

	10,528,661	9,557,315

Control
– Receivables classified as irrecoverable	581,169	854,724
– Other (Note 6)	26,831,748	30,137,845
– Contra control debit accounts	119,883	84,595

	27,532,800	31,077,164

For trustee activities
– Funds received in trust	8,206	37,973

	8,206	37,973

TOTAL	38,069,667	40,672,452

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	241,532	134,850
– Guarantees provided to the BCRA	3,186,243	2,874,694
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	166,523	515,587
– Other covered by debtor classification regulations (Exhibits B, C and D)	165,820	261,037
– Contra contingent credit accounts	6,768,543	5,771,147

	10,528,661	9,557,315

Control
– Items to be credited	97,719	84,595
– Other	22,164	—
– Contra control credit accounts	27,412,917	30,992,569

	27,532,800	31,077,164

For trustee activities
– Contra credit accounts for trustee activities	8,206	37,973

	8,206	37,973

TOTAL	38,069,667	40,672,452

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH

PERIODS ENDED MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	2,552	2,202
Interest on loans to the financial sector	84	243
Interest on overdraft	5,368	9,081
Interest on discounted instruments	1,799	2,538
Interest on real estate mortgage loans	11,457	12,905
Interest on pledged loans	63	222
Interest on credit card loans	4,453	9,865
Interest on other loans	19,284	32,508
Interest on other receivables from financial transactions	1,440	2,246
Income from guaranteed loans - Decree 1387/01	37,943	536,168
Net income from government and private securities	18,782	43,495
Indexation by benchmark stabilization coefficient (CER)	51,626	53,922
Indexation by salary variation coefficient (CVS)	24,518	—
Other	10,443	713

	189,812	706,108

FINANCIAL EXPENSE

Interest on checking accounts	3,289	3,678
Interest on savings deposits	1,340	938
Interest on time deposits	29,962	153,117
Interest on financing to the financial sector	57	58
Interest on other liabilities from financial transactions	6,210	16,463
Other interest	24,806	45,514
Indexation by benchmark stabilization coefficient (CER)	24,691	49,217
Other	14,043	496,167

	104,398	765,152

GROSS INTERMEDIATION MARGIN – GAIN / (LOSS)	85,414	(59,044)

ALLOWANCES FOR LOAN LOSSES	18,401	88,368

SERVICE CHARGE INCOME

Related to lending transactions	16,273	13,331
Related to liability transactions	36,591	28,786
Other commissions	7,103	4,653
Other	14,360	11,450

	74,327	58,220

SERVICE CHARGE EXPENSE

Commissions	7,517	7,917
Other (Note 6)	3,586	1,108

	11,103	9,025

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH

PERIODS ENDED MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	4,528

ADMINISTRATIVE EXPENSES

Payroll expenses	56,612	52,481
Fees to Bank Directors and Statutory Auditors	57	103
Other professional fees	3,573	3,365
Advertising and publicity	6,055	3,649
Taxes	4,308	4,506
Other operating expenses (Note 6)	39,904	54,102
Other	7,621	7,099

	118,130	125,305

MONETARY LOSS ON OPERATING EXPENSES	—	(2,784)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	12,107	(221,778)

OTHER INCOME

Income from long-term investments	18,652	71,872
Punitive interests	73	332
Loans recovered and reversals of allowances	307,447	500,924
Other	2,765	662

	328,937	573,790

OTHER EXPENSE

Punitive interests and charges paid to BCRA	39	20
Charge for uncollectibility of other receivables and other allowances	126,466	494,044
Other (Note 6)	56,875	11,729

	183,380	505,793

MONETARY (LOSS) ON OTHER OPERATIONS	—	(151)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	157,664	(153,932)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	187,997	—

NET (LOSS) FOR THE PERIOD	(30,333)	(153,932)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

	2004								2003
		Noncapitalized contributions		Retained earnings
Movements	Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders’ equity (1)	Legal	Other (2)	Unrealized valuation difference (3)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	368,128	934,211	769,904	428,698	1,802	430,282	(1,182,628)	1,750,397	2,026,123

2. Adjustment to income of prior years (Note 1.2.5.III and 5.2.)	—	—	—	—	—	—	(112,268)	(112,268)	(42,515)

3. Subtotal	368,128	934,211	769,904	428,698	1,802	430,282	(1,294,896)	1,638,129	1,983,608

4. Absorption approved by BCRA Resolution N° 52/04 (Note 1.2.1)	—	—	—	—	—	(200,000)	—	(200,000)	—

5. Net (loss) for the period	—	—	—	—	—	—	(30,333)	(30,333)	(153,932)

6. Balance at the end of the period	368,128	934,211	769,904	428,698	1,802	230,282	(1,325,229)	1,407,796	1,829,676

BALANCE AT THE END OF THE PERIOD
(1) Adjustments to stockholders´ equity include:

a) Adjustment to equity fund appraisal revaluation	41,285

b) Adjustment to Capital Stock	312,979

c) Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

769,904

(2) Retained earnings - Other includes:
Mandatory reserve recorded for granting loans to personnel	1,802

(3) Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE THREE MONTH

PERIODS ENDED MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH

Cash and due from banks at beginning of the fiscal year	1,389,828	934,465
Increase in cash and due from banks	310,848	247,188

Cash and due from banks at end of the period	1,700,676	1,181,653

REASONS FOR CHANGES IN CASH

Financial income collected	108,615	607,394
Service charge income collected	74,280	58,248
Less:
Financial expenses paid	80,014	778,717
Services charge expenses paid	11,103	9,054
Operating expenses paid	149,237	105,780

FUNDS (USED IN) ORDINARY OPERATIONS	(57,459)	(227,909)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	455,387	435,895
Net increase in other liabilities (*)	—	302,363
Net decrease in loans (**)	—	125,124
Net decrease in government and private securities (**)	431,024	84,310
Net decrease in other receivables from financial transactions (**)	39,075	81,168
Other sources of funds (**)	17,301	18,234

TOTAL OF SOURCES OF FUNDS	942,787	1,047,094

USE OF FUNDS

Net increase in loans (**)	66,290	—
Net increase in other assets (**)	22,607	448,475
Net decrease in other liabilities from financial transactions (*)	287,237	109,107
Net decrease in other liabilities (*)	193,356	—
Other uses of funds (*)	4,990	7,057

TOTAL USES OF FUNDS	574,480	564,639

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	—	(7,358)

INCREASE IN FUNDS	310,848	247,188

(*) Variations originated in financing activities.	(30,196)	622,094
(**)Variations originated in investment activities.	398,503	(139,639)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1.	ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1.	General Aspects

A favorable evolution in the Argentine economy has been recorded during year 2003, which discontinued the economic recession that lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund in compliance with the fiscal goals established by that entity; ii) a decrease in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 8% in the Gross Domestic Product; iv) wholesale and retail inflation rates have continued to slow and v) a more steady financial context with an increase in the financial system deposits.

In spite of the abovementioned change in trend, there is still a context showing indicators with a high level of unemployment and foreign indebtedness (both public and private) and a country risk higher than the usual average levels of emerging countries. This situation continues to affect both the National Government’s capacity to fulfill its obligations and the possible access to bank credit lines. Also, although a process of renegotiation with the public debt holders has been initiated, with significant reduction of the principal due, a decrease in interest rates and extended payment terms, the proposal filed has not been accepted.

To face the crisis experienced late in 2001, the National Government has adopted some measures aimed at restricting cash free availability and circulation and the transfer of funds abroad.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1.1. Conversion of receivables and liabilities into Argentine pesos (pesification).

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes the following regulations:

a)	The switch into pesos of all the obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors’ obligations to deliver sums to which foreign law is applicable.

b)	The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

c)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies of the non financial private sector, whatever the amount or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

d)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law of the government sector, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e)	The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f)	The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient” (CER), which is published by the BCRA. In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home upon the amount of USD 250,000; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient (CVS), keeping the originally agreed interest rate.

g)	The switch into pesos of inter-financing loans in foreign currency at an exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other currencies, except for those which have relation with the import or export pre-financing or financing shall be settled at the floating exchange rate.

h)	The issuance of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system.

1.1.2. Exchange system

During the first quarter of 2002 and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls.

By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted. Foreign exchange transactions in the floating market have, among others, the characteristics that the exchange rate will be freely agreed between supply and demand, and certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

As from November 2002, the BCRA started a process of gradual flexibilization of exchange market restrictions and aligned the exchange regulations to the context of stabilization of the financial system.

1.1.3. Compensation to Financial Institutions

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02 the Federal Government established a compensation for Financial Institutions for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos. Then, BCRA Communications “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures.

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communications “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. As the date of issuance of these financial statements, the BCRA is carrying out inspections in the financial institutions so as to make the compensation figures valid.

1.1.4. Government Securities and Loans to the Government Sector - Guaranteed Loans – Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund (FFDP) aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans (conversion at nominal value plus interest of the swapped obligations -at a one-to-one rate- etc.). In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the CER and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the FFDP to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the FFDP is established. By Resolutions Nos. 742/2002 and 135/2003, the Ministry of Economy notified the acceptance of certain exchange offers made by financial institutions.

In September 2003 the Federal Government presented a general proposal for the restructuring of the sovereign debt in default issued before December 31, 2001, with the aim of reducing it by approximately 75%.

1.1.5. Deposits and liabilities of the government and private sectors

Balances rescheduling

As mentioned in the above paragraphs, the Federal Executive through Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consisted in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt. These options consisted in receiving “Federal Government Bonds in US dollar 2013” or “Fixed-term Bills in pesos” issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency. That option matured in July 2002.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

i)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

ii)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

iii)	Pay them with their own resources without receiving the BCRA´s financial assistance.

As of the date of these financial statements, the abovementioned exchange has not been consummated.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment. The term for exercise of early repayment options expired on May 23, 2003.

1.1.6. Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final court decision.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587.

Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the National Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the sums deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-a-vis financial institutions.

As mentioned in Note 1.1.5., the Federal Executive issued some decrees aimed at establishing the general conditions and the procedure enabling the holders of deposits in pesos and in foreign currency to exercise the option to receive National Government Bonds as payment for their deposits, and to request early repayment of those deposits.

In compliance with current regulations and communications of the BCRA –control authority- BBVA Banco Francés S.A. has faced and continues to face legal action brought by depositors who question the constitutionality of the conversion into pesos, and it defends the system implemented in 2002 in defense of its net equity, stockholders and customers.

1.1.7. BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial institutions should secure the assistance received by means of the handing over of National Government Secured Loans issued under the terms of Decree No.1646 dated December 12, 2001, with a face value that shall not be less than 125% of the loan principal. Entities not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 or 739/2003, with the established order of priority.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial entities should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial institutions shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

On May 22, 2003, the Federal Executive issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions mentioned in sub-section b) above, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

1.1.8. Information requirements and technical regulations

During fiscal year 2002 and 2003, the BCRA by different Communications established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirement related to Liquidity Position suspended.

In addition, by means of Communication “A” 3959 and complementary regulations, the BCRA introduced significant changes to minimum capital requirements for financial institutions. This communication restored the need to satisfy information requirements as from May 2003, although institutions must comply with capital requirements as from January 2004. In addition, gradual reductions were established in the requirements through to 2008, so that entities can adapt to the regulations in force.

1.2.	Particular situation

1.2.1. The impact of the crisis - Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank´s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA and the BCRA, the sale of a stock holding, the commencement of the execution of an administrative restructuring plan and the decision to capitalize the Institution (see note 2). Such plan was updated in October, 2002, and again subsequently in February and May 2003.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. On October 21, 2003, the Bank filed a letter with the BCRA informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the BCRA, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendency of Financial and Exchange Institutions dated March 17, 2004, whereby:

•	The reformulation of the regularization and reorganization plan presented by the Bank was deemed to have been fulfilled. Such plan included the following actions:

•	Sale of the subsidiary Banco Francés (Cayman) Limited, after swap of: a) Federal Government Secured Loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in US dollars belonging to BBVA Banco Francés S.A. at market value; b) Financial loans granted to BBVA Banco Francés S.A. by BBVA S.A. and Banco Francés (Cayman) Limited in equal halves.

Banco Francés (Cayman) Limited sells Federal Government Secured Loans to BBVA S.A. at market value for the latter to pay for the purchase of the participation to BBVA Banco Francés S.A. through the transfer of those loans.

•	Subsequent capitalization of BBVA Banco Francés S.A. by means of a loan amounting to US$ 77,701 thousand granted by BBVA S.A., and supplementarily, the commitment to directly or indirectly subscribe and make payments in cash or in kind for up to an additional amount of US$ 40,000 thousand.

•	In connection with the sale of the subsidiary Banco Francés (Cayman) Limited, the Bank is exempt from compliance with: a) point 2.1.3. of Communication “A” 3337 regarding receipt of funds from the sale of the private sector loan portfolio, and b) Point 8.3. of Minimum Capital requirements in relation to capital contributions due to the capitalization of liabilities for US$ 77,701 thousand.

•	In connection with the sale of the abovementioned subsidiary, the Bank is authorized to: a) consider as holdings of Federal Government Secured Loans incorporated to the process of swap and collection of the selling price for purposes of Communication “A” 3911 and complementary regulations as of February 28, 2003; and b) absorb up to $ 200,000 thousand of the net result generated by the operation against the “unrealized valuation difference” account.

•	For a term of 90 days or until formalizing of the sale of the above subsidiary, whichever is first, BBVA Banco Francés S.A. is allowed to compute 75% of its Adjusted Shareholders’ Equity on a consolidated basis for purposes of stand-alone calculation of regulatory minimum capital ratios, lending technical ratios except to related clients and affiliates, net global position in foreign currency, custody of AFJP’s (pension fund administrators) securities, immobilized assets and risk concentration.

•	Furthermore, the Resolution conditions the granting of the above facilities to the carrying out of the actions contemplated under the Regularization and Reorganization Plan, and filing with the BCRA of the pertinent authorizations from foreign control agencies within specified terms.

As of the date of these financial statements, the Bank has carried out the swap of assets and sale of the subsidiary Banco Francés (Cayman) Limited. Thus, the adjusted shareholders’ equity has substantially increased, on an individual basis, allowing the Bank to meet the Minimum Capital requirements and other technical ratios related to the adjusted shareholders’ equity established by the BCRA (see note 1.2.7.).

In addition, the Shareholders´ Meeting held on April 22, 2004 resolved a capital increase as required by the BCRA (see note 2.2.).

1.2.2. Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted to the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039. As mentioned in note 1.1.4., as of the date of issuance of these financial statements, such amounts are pending validation on the side of the BCRA.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. The remaining Bonds are currently blocked until the BCRA’s definite approval regarding the compensation amount is given.

The Bank keeps registered in its asset BODEN 2012 for an amount of 370,558 (under “Government Securities”) and BODEN 2012 to be received for an amount of 108,886 (under “Other receivables from financial transactions”).

On July 29, 2003 the Bank received a note from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested, and it informed it has under analysis other items that are part of the compensation previously mentioned. On November 12, 2003, BF answered that letter expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed. Notwithstanding that, the Bank acknowledged certain minor observations and applied them in respect of equity.

Subsequently, Resolution 24/04 issued by the Superintendency of Financial and Exchange Institutions on February 13, 2004, partially accepted the defense presented by the Bank in the letter dated November 12, 2003 mentioned above, reducing the compensation requested by approximately 267,000. On March 16, 2004, the Bank filed a Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned Resolution 24/04 in respect of rejected items. It should be noted that at March 31, 2004 the Bank has unappropriated general allowances covering the above claims.

In addition, on December 31, 2003 the Bank received a complementary letter from the BCRA objecting to certain additional items of the compensation, for lower amounts. On March 22, 2004, the Bank answered the abovementioned letter, stating that it has made a reasonable interpretation of current regulations, and requesting the BCRA to review the criteria objected to. Additionally, the Bank stated that certain objections were accepted and accounted for in the year ended December 31, 2003.

Subsequently, Communication “A” 4122 of the BCRA, dated March 26, 2004, clarified the criteria for the compensation of the other items subject to the BCRA’s review in respect of the calculation made by BF, with no additional impact on the calculation of the compensation.

Through a letter dated April 15, 2004, the Bank has requested from the BCRA the release of BODEN 2012 corresponding to the compensation that is not at issue with that authority, which is currently pending resolution.

1.2.3. Assistance to the Government Sector

Pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the Financial Institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. On May 22, 2002, the Bank accepted the abovementioned changes to the conditions of the Guaranteed Loans.

In addition, during the second semester of 2003, the Bank has swapped provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of thousand of USD 47,892 and 480,970, respectively, for Secured Bonds due in 2018.

As of March 31, 2004 and 2003 the Bank carried the following receivables from the government sector:

a) Government securities in portfolio and affected to liability repurchase agreements, without market value:

	03.31.04		03.31.03
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Argentine Republic External Bills	575,872	575,872	637,659

Tucumán Provincial Treasury Bonds	—	—	44,993

Secured Bond 2018	970,632	970,632	—

CCF (Tax credit certificate)	61,266	61,266	93,227

Treasury Bills	56,121	69,837	73,574

LECOP Bonds Treasury Bills	—	—	6,801

Other	38	38	55,867

Total	1,663,929	1,677,645	912,121

Allowances	(53,190)	(74,877)	—

b) Credit assistance to the government sector:

	03.31.04		03.31.03
	BBVA Banco Francés	Consolidated position	Consolidated position
Federal Government secured loans - Decree No. 1387/01 (net of discounts)	5,196,433	5,994,616	5,695,212
Provincial Governments secured loans - Decree No. 1579/02	—	—	887,534
Loans to other public sector agencies	824,263	824,263	924,956

Total	6,020,696	6,818,879	7,507,702

Allowances	—	(108,246)	(177,807)

Taking into account that: a) under Communication “A” 3911, the BCRA has determined the valuation criteria that financial institutions must apply regarding assistance to the public sector (including Secured Bond 2018), which for the current year establishes the application of discounted values at rates that do not significantly differ from contractual ones, and b) the Federal Government has announced the suspension of payment of the national debt services for those bonds issued before December 31, 2001 which had not been restructured, having presented a sovereign debt restructuring proposal to reduce it by 75%; it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4. Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

The Bank has received options from its depositors for 831,486, and has exchanged the following instruments for the subscription of the abovementioned bonds to be delivered to account holders:

•	Argentine Federal Government 9% Bonds for a technical value (without the CER) for 318,640.

•	Federal Government secured loans for an average booking amount of 304,702.

•	For the difference (208,144), on April 26, 2004, the Bank exchanged Secured Bonds.

Swap II

The Entity has received options from its depositors for 205,999 (principal). At the date of issuance of these financial statements, the subscription and delivery of the abovementioned bonds is pending implementation by the Argentine Government

1.2.5. Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, nor Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of March 31, 2004 and 2003, BF records 976,518 and 807,998, respectively, (less accumulated amortization for 180,426 at March 31, 2004) under Intangible Assets.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Furthermore, on February 3, 2004, the Asociación de Bancos de la Argentina (Argentine Banks’ Association - ABA) which groups all foreign-capital national banks, as well as the remaining financial entities, filed a compensation request with the Economy Minister for the foreign exchange differences generated by compliance with court decisions related to constitutional protection actions filed by the holders of deposits in US currency prior to the change of the convertibility regime. The Entity has approved such filing.

II) Yield mistmatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and

BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank will start to accrue interest at the CER rate plus an annual rate of 3.5%. See 1.1.7.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts.

In the opinion of the Bank’s Board of Directors and its legal counsel, it is highly probable that the Government will seek to compensate banks for the damage to their equity. At the date of issuance of these financial statements it is not possible to determine the final outcome of these matters, and the statements do not therefore include any adjustment that could derive from the resolution of these uncertainties.

III) Portfolio variation coefficient

In accordance with that established by the current regulations, the Bank has to apply the CVS (Salary Variation Coefficient) for certain pesified loans.

The Argentine Congress has enacted a Law which contemplates compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER index. On January 23, 2004, the Argentine Executive, through Decree 117/2004, regulated the abovementioned law, defining the guidelines to be complied with by financial institutions to adhere to the compensation regime. Subsequently, the BCRA, through Communication “A” 4114 dated March 12, 2004, established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production, through Resolution 302/04 dated May 3, 2004, clarified the calculation method applicable to the amount to be compensated. At the date of issuance of these financial statements, the deadline to adhere to this regime has been extended until May 18, 2004.

The Bank has recognized as an asset the nominal difference resulting from the application of the CVS instead of the CER index. Up to the prior year-end, this asset (with a net value of 141,059 at December 31, 2003) was calculated based on current information as of that date. As of March 31, 2003 such figure amounted to 97,000. As of March 31, 2004, and in conformity with the guidelines set forth in decree 117/2004 and Communication “A” 4114 of the BCRA, the Bank recorded an asset of 52,878, and an adjustment to earnings of prior years for 45,634 (loss). This adjustment did not generate any impact as of March 31, 2003.

Additionally, on May 6, 2004, the ABA, which groups all foreign-capital national banks, filed with the Ministry of Economy, with copy to the BCRA, a request for compensation of the difference between CER and CVS indexes applicable to credits under Law 25,713, Decree 762/02, since as of this date the provisions of Law 25,796, Decree 117/04 and Resolution No. 302/04 are still casting doubts in respect of their implementation and effective compensation.

1.2.6. Advances requested from the BCRA, financing received from BBVA, and corporate bonds

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as March 31, 2004 and 2003, amount to (principal, CER and interests) 1,846,780 and 1,822,270, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank´s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered to the cancellation procedure related to such assistance as described in note 1.1.7 through several presentations to the BCRA and the URSF. As a result, the Bank will repay the assistance received from the BCRA in 89 monthly installments as from March, 2004, giving in guarantee of such assistance national secured loans as established by the BCRA in its letter dated December 5, 2003.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

•	In April 2002, the Bank received assistance from BBVA in the amount of USD thousands 159,316, (from which USD thousands 79,316 plus its accrued interests were capitalized as of December 31, 2002 2002 and the balance was repaid during 2004)

•	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA for USD 55 million.

•	In July 2002, the Bank entered into repurchase agreements with BBVA for an amount of USD 102.9 million, which remain in force at the date of the issuance of these financial statements.

•	As of the date of maturity of each principal installment of series 14 and 15 corporate bonds, BBVA assisted and will assist BF to the extent of the amounts repayable by BF to BBVA in such respect. As of March 31, 2004 and 2003, these assistance amounted USD 3.8 million and USD 1 million, respectively.

In addition, BF agreed upon the refinancing of simple corporate bonds for the amount of US$ 135.004.500 maturing on October 31, 2003, through the issuance of a new bond on November 26, 2003. Such refinancing included the interest payment and of a 10% of the capital as of October 31, 2003 and the remaining shall be paid in six-monthly installments maturing on October 31, 2008.

1.2.7. Technical Regulations

The Bank has filed the monthly technical ratios required by the BCRA. Until February 2004, the regulations on minimum capital, diversification of credit risk, immobilized assets and global foreign currency position were fully complied with on a consolidated basis, but presented integration deficiencies on an individual basis. As from March 2004, the actions taken under the regularization and reorganization plan described in 1.2.1. allow the Bank to meet the Minimum Capital and immobilized assets requirements. However, the technical ratios relating to diversification of credit risk and financing to related customers have shown deficiencies during March 2004. It should be mentioned that these deficiencies increase the minimum capital requirement and originate in situations that have been overcome during April 2004.

1.2.8. Future evolution of the economical situation and its effect on the Bank

The adverse effects of the situations described above for the Financial System in the aggregate and for BF in particular are related to the impact of the currency devaluation, the conversion into pesos of certain foreign currency-denominated assets and liabilities, the collectibility of the loans to the Public and Private Sector, the loss of profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos (Note 1.1.3.) and coverage of the foreign currency position, and the compensation for the loss incurred as a result of applying the CVS instead of the CER index to certain loans (note 1.2.5.III). In addition, the BCRA has issued regulations on the procedures to be followed by financial institutions to confirm their participation in the system for the settlement of advances and rediscounts (Note 1.1.7.).

At the date of presentation of these financial statements, structural problems remain in the Argentine economy and the Argentine financial system that are to be solved. These include the conclusion of the process of compensation for banks, the negotiation of the public debt with domestic and foreign creditors, and the completion of the debt restructuring process by certain companies in the private sector.

The Bank’s Board of Directors is optimistic regarding the future development of operations, especially if the Federal Government were to make good the significant gap implicit in compliance with the release of blocked funds following court orders, and were to compensate for the mismatching between assets and liabilities that are restated according to indexes and those assets and liabilities subject to interest rates.

The impacts generated by these issues on the Bank’s equity and financial position as of March 31, 2004 and 2003 were recorded in accordance with the regulations of the BCRA. It is not possible to foresee the future evolution of these variables and their potential effect on the Bank.

2.	CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 231-branch network and 39 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of March 31, 2004 and 2003. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis, as indicated by the actions described in notes 1.2.1. and 1.2.6.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Capital increase

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank´s capital increase in the amount of up to 385,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Total (in thousands)
Capital Stock as of December 31, 1998:	186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999	(1)	23,000	209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.3.	Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority on May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank has made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands has authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Entity sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows:

•	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders´ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

•	The remaining result, 10,978, was charged to income (loss) for the period ended March 31, 2004.

2.4.	PSA Finance Argentina Compañía Financiera:

On October 31, 2003, subject to the approval of the B.C.R.A, BF acquired 50% of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañía Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

The corporate purpose of PSA is the granting of credits in the retail market for the acquisition of new and used cars offered through Peugeot Argentina S.A.’s official dealer network. The company started operations in March 2002.

2.5.	Irrevocable capital contributions in Atuel Fideicomisos S.A. and purchase of a 5% interest in Francés Administradora de Inversiones S.A.:

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13,000.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

2.6.	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial institution.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1.	RESTATEMENT OF THE FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.2.	COMPARATIVE INFORMATION

As required by the regulations of the BCRA, the financial statements for the three-month period ended on March 31, 2004 are presented in comparative form with those for the same period of the previous year.

The financial statements, notes and exhibits for the three-month period ended March 31, 2003 have been modified due to adjustments to prior years results (see notes 1.2.5.III and 5.2.).

3.3.	VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2004 and 2003, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each period. The exchange differences were charged to income (loss) for each period.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

•	Federal Government Compensation based on the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

•	As of March 31, 2004 and 2003, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a).

•	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, Tax Credit Certificates, and Treasury Bills Series 90: at March 31, 2004, they were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to nominal values at that date the percentage calculated under the present value method in respect of Secured Bonds maturing in 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of March 31, 2004 and 2003. Differences in listed prices were credited/charged to income for periods then ended.

•	Unlisted government securities (except for Tax Credit Certificates): at March 31, 2004 and 2003 these bonds were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,25%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of March 31, 2004 and 2003. Differences in listed prices were credited/charged to income for periods then ended.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of March 31, 2004 and 2003, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,25%, in accordance with the provisions of the abovementioned Communication.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period. This balancing account was charged to income (loss) for the period.

Provincial Governments loans and other Government loans

As of March 31, 2004 and 2003 these loans were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,25%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”) and guaranteed loans (Decree No. 1387/2001), on which interest has been accrued by the straight line method.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As mentioned in Note 1.1.1, as of March 31, 2004 and 2003, receivables and payables have been adjusted to the CER as follows:

•	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on March 31, 2004 and 2003, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	As of March 31, 2004, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

•	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on March 31, 2004 and 2003 was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and will continue to apply it periodically for the effective term of this coefficient.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank´s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2729 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: as of March 31, 2004 and 2003, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each period.

•	Of securities:

•	Holding in investment accounts (government securities): they were valued based on the criterion described in note 3.3.b.). At March 31, 2004 the Bank entered into reverse repurchase agreements with BBVA with Argentine Republic External Bills amounting to 493,054 originally maturing in April 2004, which had been roll over by the date of these financial statements. At March 31, 2003, those operations amounted 564,710.

•	Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 3.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2004 and 2003.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of March 31, 2004 and 2003.

j)	Other receivables from financial transactions: Compensation to be received from the Federal Government:

As of March 31, 2004 and 2003, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual nominal value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of note 3.3.a.). Additionally, as of March 31, 2004 the abovementioned outstanding balance has decreased as a result of allowances allocated as mentioned in 1.2.2.

k)	Assets subject to financing leasing:

As of March 31, 2004 and 2003, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

l)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each period.

•	Banco Francés (Cayman) Ltd: at March 31, 2003, was valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the rules of the BCRA. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

•	Assets and liabilities were converted based on the criterion described in 3.3.a.).

•	The assigned capital and irrevocable contributions were calculated at the ARS amount remitted by the Bank

•	Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

•	Income (loss) for the period was determined by the difference between unappropiated earnings at beginning and period end, and was allocated to “Income (loss) from long-term investments”.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of each period.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Seguros S.A.: were valued by the equity method at the end of each period.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

m)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

n)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

o)	Employee termination pay:

The Bank expenses employee termination pay disbursed.

p)	Allowance for other contingencies:

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 3.1, except for the “Capital Stock” and “Non capitalized contributions´ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•	As of March 31, 2003, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003. As of March 31, 2004, these accounts were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of non-monetary assets were computed based on the value of such assets, as mentioned in note 3.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.1.

•	As of March 31, 2003, the effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

s)	Result per share:

At March 31, 2004 and 2003 the Bank calculates the net result per share on the basis of 368,128,432 ordinary shares, of $ 1 par value each. The net result for periods ended on those dates is as follows:

	2004	2003
Net loss for the period	30,333	153,932
Net loss per share for the period	$0.08	$0.42

4.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Resolution No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the new valuation and disclosure criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net loss for the period and total stockholders’ equity would not have been significant considering the financial statements as a whole.

Additionally, the financial statements as of March 31, 2003 presented for comparative purposes, should have been restated into homogenous currency as of September 30, 2003.

II. Valuation criteria

a) Argentine Government Secured loans

As detailed in Note 1.2.3, during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a nominal value of US$ 3,291,795 thousands for Secured Loans. At March 31, 2004 and 2003, those loans are recorded under “Loans – to the Public Sector” amounting to 5,994,616 and 5,695,212 (consolidated amounts), respectively, in accordance with the criterion described in Note 3.3.c. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at March 31, 2004 and 2003, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER.

b) Government securities and other receivables from financial transactions

At March 31, 2004 and 2003, the Bank and its subsidiaries appropriated some government securities (received and pending receipt) and certain assets in government securities affected to reverse repurchase agreements as “holdings in investment accounts” (see notes 3.3.b) 3.3.g) and 3.3.j)) as per the following detail:

Item	03.31.04	03.31.03
Compensation received and pending receipt from the National Government (Boden 2012)	479,444	1,779,385
Argentine Republic External Bills	524,559	637,659
Treasury Bills Series 90	54,244	64,405
Other	15,399	22,271

In addition, the Bank held at March 31, 2004, Argentine Secured Bonds (maturity 2018) for 970,632, and Tax credit certificates for 61,266, recorded in unlisted government securities (see note 3.3.b))

In accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires, these assets should be valued at their current value. At March 31, 2004, the market values of the Boden 2012 at the closing of operations on the last working day of the period amounted to USD 67,63 per each USD 100 face value. However, as the remaining bonds have not reached significant levels of transactions on the market, the known market values may not represent the actual value of realization of such assets.

c) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.2.5.I, at March 31, 2004 and 2003, the Bank recorded assets amounting to 796,092 and 807,998, respectively, under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

III. Disclosure aspects

Comparative financial statements

The new professional accounting standards incorporate the obligation to disclose certain information in the basic financial statements or as complementary information, which has not been included in these financial statements. Those standards require disclosure of figures in the balance sheet at March 31, 2004 in comparative form with those for the immediately preceding full year (in this case, December 31, 2003). As mentioned in Note 3.2., the regulations of the BCRA require comparative disclosure with the balance sheet for the same period of the previous year.

5.	TAX MATTERS

5.1. Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2004 and 2003, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Entity has set up a provision for the net balance between the deferred tax assets and liabilities.

As of March 31, 2004, the deferred tax assets are fully offset by the deferred tax liabilities. As of March 31, 2003, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 366,000. Such amounts are made up as follows:

	2004	2003
Deferred tax assets	316,443	466,915
Deferred tax liabilities	(316,443)	(100,915)

Net deferred assets	—	366,000

As there are no net deferred assets at March 31, 2004, the allowances set up at December 31, 2003 have been reversed.

5.2. Tax on minimum presume income

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank´s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to the prior year-end, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

Consequently, as of March 31, 2004, the Bank recorded an adjustment to earnings of prior years for a total amount of 66,634 (loss). Such adjustment as of March 31, 2003 amounted to 42,515 (loss).

5.3. Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present. Law 25344 (Economic-financial Emergency of National Government) suspended the procedural terms of the lawsuits against the National Government under the terms of section 6, their lifting having been requested on September 30, 2003, which is still pending resolution.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed. However, the formalities to send the record to the Court of Appeals have not as yet been concluded. Regarding the remaining issues, the Fiscal Court instructed the inclusion of the main routine orders in that case, although this matter is still pending.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of March 31, 2004 and 2003, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	2004	2003
– INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies - unlisted	19,839	19,481
In controlled-supplementary activities	211,836	205,810
In non-controlled-supplementary activities	7,929	8,112
Other - unlisted	15,402	15,982

Total	255,006	249,385

– OTHER RECEIVABLES

Prepayments	16,871	15,106
Guarantee deposits	19,051	15,699
Miscellaneous receivables (1)	118,302	119,214
Tax prepayments (2)	4,076	428,273
Other	1,976	3,125

Total	160,276	581,417

(1)	As of March 31, 2004 and 2003, it includes the return differential of the CER index with respect to the CVS, which amounts to 52,878 and 97,000, respectively (see note 1.2.5.III).
(2)	As of March 31, 2003 it includes the deferred tax asset for 366,000 (see note 5.1.).

– OTHERLIABILITIES

Accrued salaries and payroll taxes	13,875	16,050
Accrued taxes	13,853	31,378
Miscellaneous payables	28,512	53,411
Other	1,506	4,496

Total	57,746	105,335

– MEMORANDUMACCOUNTS – DEBIT – CONTROL

Items in safekeeping	26,365,034	29,436,375
Collections items	341,231	633,129
Checks drawn on the Bank pending clearing	122,319	66,252
Other	3,164	2,089

Total	26,831,748	30,137,845

– SERVICESCHARGE EXPENSES

Turn-over tax	3,500	1,067
Other	86	41

Total	3,586	1,108

	2004	2003
– ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

Rent	8,184	7,455
Depreciations of bank premises and equipment	9,016	13,198
Amortizations of organization and development expenses	7,088	17,241
Electric power and communications	4,552	4,693
Maintenance, conservation and repair expenses	5,034	4,821
Security services	3,285	3,388
Other	2,745	3,306

Total	39,904	54,102

– OTHER EXPENSE

Loss from sale or impairment of fixed assets and other assets	1,670	1,164
Amortization of goodwill	1,664	3,075
Depreciation of other assets	562	453
Amortization of differences on court rulings	48,028	—
Uninsured losses	310	232
Other	4,641	6,805

Total	56,875	11,729

7.	RESTRICTIONS ON ASSETS

As of March 31, 2004, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 370,558 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.2.2), have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The “Loans to government sector” account includes 66,264 in guaranteed loans – decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,112 are allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 3,185,131 in guaranteed loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 1.2.6).

8.	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Tribunal of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank´s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

9.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2004 and 2003, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2004	2003	2004	2003	2004	2003
BBVA S.A.	511,631	619,302	532,774	548,551	16,226	3,686
Francés Valores Sociedad de Bolsa S.A.	1,230	2,406	2,599	3,038	2,040	499
Banco Francés (Cayman) Limited	—	—	—	288,294	—	29,792
Consolidar A.R.T. S.A.	2,050	—	19,373	27,450	177,911	183,902
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	16	—	19,345	9,085	62,176	64,995
Consolidar Cía. de Seguros de Retiro S.A.	28	17	133,625	162,167	—	2,288,289
Consolidar Cía. de Seguros de Vida S.A.	6	6	1,084	16,744	254,131	431,241
Credilogros Compañía Financiera S.A.	8,934	19,621	3,121	2,312	—	—
Atuel Fideicomisos S.A.	—	—	4,736	912	7	86
BBVA Seguros S.A.	1	446	3,470	9,689	34,852	34,193
Consolidar Comercializadora S.A.	—	—	458	1,195	2,109	1,352
PSA Finance Cía Financiera Argentina S.A.	805	129	10,813	6,083	—	9,480
Rombo Cía. Financiera S.A.	84	192	539	5,067	—	—
Francés Administradora de Inversiones S.A.	—	—	416	5,587	8,568	1,829
Inversora Otar S.A.	2,301	1,479	230	285	374,345	212,646

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

10.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial entities in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the entity through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

11.	TRUST ACTIVITIES

11.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2004, total estimated corpus assets amount to 8.206 and it is recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

11.2.	Non Financial Trust

BF acts as trustee in 39 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 3,449 million and consist of cash, creditors’ rights, real estate and shares.

12.	CORPORATE BONDS

12.1.	Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

The following chart reflects corporate bonds in force as of March 31, 2004:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	57.100	03/31/2005	(3)

USD 1,000,000,000	11/26/2003	Non-subordinated	121,504,050	USD	100%	(2)	Semiannual	349,602	10/31/2008	(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 100 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	Principal shall be amortized in 10 monthly installments with maturity between April 30 and October 31 each year (see note 1.2.6.).

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12.2.	Corporate bonds issued by Corp Banca (CB)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 13), as of March 31, 2004, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of March 31, 2004, the book value of such bonds amounts to 8,991, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying the CER (see note 13).

13.	FUNDING OF THE FFAEFS

13.1.	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its updating by CER.

13.2.	On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 12.2).

As of March 31, 2004, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos.

By means of a note dated June 9, 2003 the Ministry of Economy and Production, through the Management Committee of the Trust for the Reconstruction of Companies, determined that only 50% of the mentioned loans should be converted into pesos, with the remaining balance being kept in its original currency.

The Bank has asked to be granted a review with staying powers of the grounds invoked by the mentioned Committee, which has been granted to it. Nevertheless, the Board of Directors and its legal counsel consider that the effects such measure might have on the financial statements would not be significant.

If this liability were reconverted into dollars, the corresponding effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 1.1.3.

14.	COMPLIANCE WITH CNV REQUIREMENTS

14.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of March 31, 2004, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

14.2.	Mutual Fund custodian

As of March 31, 2004, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and warranties in custody in the amount of 512,231, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of March 31, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”            , “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank held certificates of deposits, shares, corporate bonds, indexes, options and government securities in custody in the amount of 158,794, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

15.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 13, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 3574, the distribution of profits is suspended for the period established by such institution.

c)	As mentioned in note 3.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

16.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Buenos Aires City—Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book balance as of 2004	Book balance as of 2003	Position Without Options	Final position
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Treasury bills	90	ARLE901=BA		56,121		56,121	56,121

Subtotal in pesos				56,121	60,670	56,121	56,121

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		82,818	—	575,872	575,872
Federal Government Bonds in US dollar Libor 2012			250,608	370,558	—	370,558	370,558

Subtotal in foreign currency				453,376	452,648	946,430	946,430

Subtotal in Holdings in investment accounts				509,497	513,318	1,002,551	1,002,551

Holdings for trading or financial transactions

Local

In pesos
Treasury Bills	90	ARLE901=BA	1,052	1,052		1,052	1,052
BCRA Bills (LEBAC)			4,607	4,607		4,607	4,607
Others			372	372		372	372

Subtotal in pesos				6,031	2,315	6,031	6,031

In foreign currency
Federal Government Bonds in US dollar Libor 2012			280	280		—	—
Other			455	455		207	207

Subtotal in foreign currency				735	1,021	207	207

Subtotal in foreign				—	125	—	—

Subtotal in Holdings for trading or financial transactions				6,766	3,461	6,238	6,238

[GRAPHIC APPEARS HERE]

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book Balance as of 2004	Book Balance as of 2003	Position without options	Final Position
Unlisted government securities

Local

In pesos
Tax credit certificates due in 2003/2006				61,266		61,266	61,266
Secured Bonds due 2018				970,632		970,632	970,632
Other				38		38	38

Subtotal in pesos				1,031,936	139,775	1,031,936	1,031,936

Subtotal Unlisted government securities				1,031,936	139,775	1,031,936	1,031,936

TOTAL GOVERNMENT SECURITIES				1,548,199	656,554	2,040,725	2,040,725

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local

In foreign currency
Metrogas 2003 Corporate Bonds			20	20	—	20	20

Subtotal in foreign currency				20	29	20	20

Subtotal Other debt instruments				20	29	20	20

Other Equity instruments

Local

In pesos
C. Plata S.A.			11	11		11	11

Subtotal in pesos				11	279	11	11

Foreign
ADR Vodafo			15	15		0	—
Citigroup			43	43		0	0
Other				—		—	—

Subtotal in foreign				58	1,783	—	—

Subtotal Equity instruments				69	2,062	11	11

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				89	2,091	31	31

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,548,288	658,645	2,040,756	2,040,756

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,095,833	5,108,485
Other collaterals and counter guaranty “B”	12,661	18,096
Without senior security or counter guaranty	805,948	682,865

In potential risk

Preferred collaterals and counter guaranty “A”	—	200
Other collaterals and counter guaranty “B”	12,999	12,397
Without senior security or counter guaranty	166,818	461,680

Nonperforming

Preferred collaterals and counter guaranty “A”	—	346
Other collaterals and counter guaranty “B”	—	2,745
Without senior security or counter guaranty	82,405	289,592

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	304	2,416
Without senior security or counter guaranty	47,334	819,146

Uncollectible

Preferred collaterals and counter guaranty “A”	39	38
Other collaterals and counter guaranty “B”	4,101	7,557
Without senior security or counter guaranty	4,022	122,355

Total	7,232,464	7,527,918

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	3,649	1,350
Other collaterals and counter guaranty “B”	396,011	412,310
Without senior security or counter guaranty	485,269	411,434

Inadequate performance

Preferred collaterals and counter guaranty “A”	5,330	5,409
Without senior security or counter guaranty	2,802	6,977

Deficient performance

Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	2,421	3,348
Without senior security or counter guaranty	5,321	9,424

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,907	5,417
Without senior security or counter guaranty	3,100	23,630

Uncollectible

Preferred collaterals and counter guaranty “A”	6	141
Other collaterals and counter guaranty “B”	20,268	27,978
Without senior security or counter guaranty	7,307	17,020

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	78	32
Without senior security or counter guaranty	361	466

Total	933,830	924,937

General Total (1)	8,166,294	8,452,855

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	FINANCING
	2004		2003
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	6,373,030	78.04%	5,134,972	60.75%

50 next largest clients	583,023	7.14%	2,005,822	23.73%

100 following clients	190,392	2.33%	461,564	5.46%

Remaining clients	1,019,849	12.49%	850,497	10.06%

Total (1)	8,166,294	100.00%	8,452,855	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	—	8,540	4,266	6,240	101,176	419,139	5,481,335	6,020,696

Financial sector	—	10,054	321	1,189	651	1,535	1,429	15,179

Non financial private sector and residents abroad	133,468	1,104,566	116,029	79,676	138,713	100,768	457,199	2,130,419

TOTAL	133,468	1,123,160	120,616	87,105	240,540	521,442	5,939,963	8,166,294	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

									Information about the issuer
Concept		Shares					Amount			Data from last published financial statements
Identification	Description	Class	Unit face value		Votes per share	Number	2004	2003	Main business	Fiscal year/ period- end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common		$500	1	3,199	7,456	7,442	Stockholder	03/31/04	1,600	7,459	44
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common		$1	1	1,899,600	132,472	127,967	Pensions fund manager	03/31/04	3,525	245,806	10,065
33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common		$10	1	197,875	33,794	36,562	Insurance company	03/31/04	3,000	51,769	13,964
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common		$10	1	200,000	23,938	33,555	Insurance company	03/31/04	3,000	37,147	(3,388)
30704936016	Credilogros Compañía Financiera S.A.	Common		$1	1	39,700,000	20,429	28,590	Financial institution	03/31/04	57,100	29,382	(1,818)
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common		$1	1	9,000,000	11,395	—	Financial institution	03/31/04	18,000	22,790	(368)
	Atuel Fideicomisos S.A.	Common		$1	1	99,999	14,176	284	Trust Manager	03/31/04	13,100	14,176	947

	Foreign

17426001	Banco Francés (Cayman) Ltd.	Common	US$	1	—	305,506,745	—	1,313,846

		Subtotal controlled					243,660	1,548,246

	Noncontrolled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common		$1	1	8,000,000	11,178	12,135	Financial Institution	03/31/04	20,000	27,948	457
	Other						7,929	8,112

	Foreign

	Other						719	747

		Subtotal noncontrolled					19,826	20,994

		Total in financial institutions, supplementary and authorized					263,486	1,569,240

	IN OTHER COMPANIES

	Noncontrolled

	Local

30685228501	Consolidar ART S.A.	Common		$1	1	375,000	15,198	15,596	Workers compensation	03/31/04	3,000	121,557	8,774
30500064230	BBVA Seguros S.A.	Common		$1	1	550,332	4,438	3,674	Insurance	03/31/04	4,503	36,323	2,267
	Other						203	211

	Foreign

17415001	A.I.G. Latin American Fund						15,358	15,937	Investing	12/31/00	105,772	78,841	(26,931)
	Other						44	45

		Subtotal noncontrolled					35,241	35,463

		Total in other companies					35,241	35,463

		Total investments in other companies					298,727	1,604,703

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 2004	Net book value at 2003
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	323,207	1,608	(323)	684	50	2,996	320,812	368,638
Furniture and Facilities	31,045	316	—	—	10	1,801	29,560	34,796
Machinery and Equipment	20,649	265	—	25	5	4,150	16,739	37,802
Automobiles	800	268	—	97	5	69	902	495

Total	375,701	2,457	(323)	806		9,016	368,013	441,731

OTHER ASSETS
Works of Art	983	—	—	—	—	—	983	983
Leased assets	3,365	—	—	—	50	19	3,346	4,623
Assets acquired to secure loans	775	96	(302)	149	50	2	418	4,071
Stationery and office supplies	1,195	616	—	588	—	—	1,223	1,110
Other	112,925	209	625	5,207	50	541	108,011	90,673

Total	119,243	921	323	5,944		562	113,981	101,460

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH

PERIODS ENDED MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period
				Years of useful life	Amount	Net book value at 2004	Net book value at 2003
Goodwill	38,718	6	—	10	1,664	37,060	45,568
Organization and Development expenses (1)	42,911	3,451	4	1 & 5	7,088	39,270	76,942
Organization and development non-deductible expenses (2)	811,557	32,563	—		48,028	796,092	807,998

Total	893,186	36,020	4		56,780	872,422	930,508

(1)	This caption mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 1.2.5.I.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004		2003
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	792,999	9,81%	712,800	10,32%

50 next largest clients	1,070,057	13,23%	759,142	11,00%

100 following clients	613,173	7,58%	482,659	6,99%

Remaining clients	5,610,313	69,38%	4,949,701	71,69%

TOTAL	8,086,542	100.00%	6,904,302	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Term remaining to maturity						Total
Description	1 month	3months	6 months	12 months	24 months	More than 24 months
Deposits	6,480,095	670,654	299,993	185,709	150,641	299,450	8,086,542

Other liabilities from financial transactions

BCRA	33,010	18,647	28,174	127,761	292,464	1,695,956	2,196,012

Banks and International Institutions	100,151	6,492	26,584	1,943	16,254	232,688	384,112

Non-subordinated corporate bonds	21,995	—	—	19,287	38,575	269,745	349,602

Financing received from Argentine financial institutions	10,813	3,000	—	—	—	—	13,813

Other	298,046	—	—	—	—	—	298,046

TOTAL	464,015	28,139	54,758	148,991	347,293	2,198,389	3,241,585

Subordinated corporate bonds	—	—	—	66,091	—	—	66,091

TOTAL	6,944,110	698,793	354,751	400,791	497,934	2,497,839	11,394,218

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH

PERIODS ENDED MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Book value at beginning of fiscal year	Increases		Decreases		Book value
				Reversals (6)	Applications	2004	2003
DEDUCTED FROM ASSETS
Government securities
– For impairment value	—	54,587	(5)	1,397	—	53,190	—

Loans
– Allowance for doubtful loans	350,996	18,379	(1)	57,778	213,878	97,719	556,991

Other receivables from financial transactions
– Allowance for doubtful receivables	104,658	22	(1)	3,455	82,413	18,812	92,591

Assets subject to financial leasing
– Allowance for doubtful receivables	546	83	(1)	—	—	629	541

Investments in other companies
– For impairment value (3)	15,778	—		420	—	15,358	15,937

Other receivables
– Allowance for doubtful receivables (2)	300,054	38,145		189,735	99,040	49,424	26,946

Total	772,032	111,216		252,785	395,331	235,132	693,006

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	43,944	—		32,878	—	11,066	198,275

– Other contingencies	423,443	88,238	(4)	—	210,088	301,593	579,980

Total	467,387	88,238		32,878	210,088	312,659	778,255

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions.
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of March 31, 2004.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.p).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

– Government securities	(1,397)
– Loans	(6,356)
– Other receivables from financial transactions	(1,208)
– Investments in other companies	(420)
– Other receivables	(1)

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	368,128,432	1	368,073	—	55	368,128
					(1)	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Capital registered with the Public Registry of Commerce (note 2.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

Accounts	2004									2003
	Total of period	Total of period (per type of currency)								Total of period
		Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other
ASSETS

Cash and due from banks	595,588	16,016	577,433	—	1,269	—	—	72	798	122,649
Government and private securities	454,189	—	454,189	—	—	—	—	—	—	455,606
Loans	266,359	2,056	264,303	—	—	—	—	—	—	1,006,851
Other receivables from financial transactions	740,208	531	739,677	—	—	—	—	—	—	1,063,485
Assets subject to financial leasing	88	—	88	—	—	—	—	—	—	100
Investments in other companies	16,121	—	16,121	—	—	—	—	—	—	1,330,575
Other receivables	34,216	121	34,095	—	—	—	—	—	—	35,170
Suspense items	336	—	336	—	—	—	—	—	—	554

TOTAL	2,107,105	18,724	2,086,242	—	1,269	—	—	72	798	4,014,990

LIABILITIES

Deposits	503,338	9,386	493,952	—	—	—	—	—	—	109,499
Other liabilities from financial transactions	1,245,921	7,614	1,236,893	—	1,207	—	—	36	171	1,632,383
Other liabilities	2,569	578	1,910	—	81	—	—	—	—	16,508
Subordinated corporate bonds	57,100	—	57,100	—	—	—	—	—	—	59,250
Suspense items	2,389	—	2,389	—	—	—	—	—	—	193

TOTAL	1,811,317	17,578	1,792,244	—	1,288	—	—	36	171	1,817,833

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	650	—	650	—	—	—	—	—	—	5,571,266
Control	7,424,141	—	7,424,141	—	—	—	—	—	—	20,540,320

TOTAL	7,424,791	—	7,424,791	—	—	—	—	—	—	26,111,586

Credit accounts (except contra credit accounts)
Contingent	232,294	—	232,294	—	—	—	—	—	—	679,388
Control	—	—	—	—	—	—	—	—	—	—

TOTAL	232,294	—	232,294	—	—	—	—	—	—	679,388

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	Status
	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Uncollectible, classified as such under regulatory requirements	Total
Concept			Not yet matured	Past-due	Not yet matured	Past-due			2004	2003
1. Loans	13,353	—	—	—	—	—	—	—	13,353	21,278

– Overdraft	22	—	—	—	—	—	—	—	22	1,501

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	22	—	—	—	—	—	—	—	22	1,501

– Discounted Instruments	—	—	—	—	—	—	—	—	—	—

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—

– Real Estate Mortgage and Collateral Loans	1	—	—	—	—	—	—	—	1	86

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	1	—	—	—	—	—	—	—	1	86
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—

– Consumer	—	—	—	—	—	—	—	—	—	12

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	12

– Credit Cards	165	—	—	—	—	—	—	—	165	64

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	165	—	—	—	—	—	—	—	165	64

– Other	13,165	—	—	—	—	—	—	—	13,165	19,615

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	13,165	—	—	—	—	—	—	—	13,165	19,615
2. Other receivables from financial transactions	132	—	—	—	—	—	—	—	132	446
3. Assets subject to financial leasing and other	—	—	—	—	—	—	—	—	—	6,372
4. Contingent commitments	29,187	—	—	—	—	—	—	—	29,187	19,892
5. Investments in other companies and private securities	129,822	—	—	—	—	—	—	—	129,822	1,426,122

Total	172,494	—	—	—	—	—	—	—	172,494	1,474,110

Total Allowances	39	—	—	—	—	—	—	—	39	21

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS
CASH AND DUE FROM BANKS
Cash	355,086	223,512
Due from banks and correspondents	1,391,725	1,060,394

	1,746,811	1,283,906

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	527,719	1,685,284
Holdings for trading or financial transactions	455,646	216,611
Unlisted Government Securities	1,032,572	144,361
Investments in listed private securities	187,412	79,543
Less: Allowances	74,877	25,133

	2,128,472	2,100,666

LOANS
To government sector (Exhibit 1)	6,818,879	7,507,702
To financial sector (Exhibit 1)	56,353	22,780
To non financial private sector and residents abroad (Exhibit 1)	1,455,545	2,279,219

Overdraft	152,787	87,546
Discounted instruments	167,855	221,987
Real estate mortgage	395,731	462,316
Collateral Loans	5,198	7,656
Consumer	103,221	141,359
Credit cards	207,907	130,578
Other	366,580	1,149,958
Interest and listed-price differences accrued and pending collection	58,455	78,364
Less: Unallocated collections	1,928	391
Less: Interest documented together with main obligation	261	154
Less: Allowances	209,603	755,463

	8,121,174	9,054,238

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	346,438	305,170
Amounts receivable for spot and forward sales to be settled	72,531	27,843
Instruments to be received for spot and forward purchases to be settled	569,377	600,588
Unlisted corporate bonds (Exhibit 1)	108,772	209,248
Other receivables not covered by debtor classification regulations	140,116	355,183
Other receivables covered by debtor classification regulations (Exhibit 1)	13,372	12,663
Interest accrued and pending collection not covered by debtor classification regulations	79,189	105,623
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	196	239
Less: Others unallocated collections	—	121
Less: Allowances	18,859	115,444

	1,311,132	1,500,992

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	16,161	20,528
Less: Allowances	716	651

	15,445	19,877

INVESTMENTS IN OTHER COMPANIES
In financial institutions	11,897	12,882
Other	47,069	49,359
Less: Allowances	15,358	15,937

	43,608	46,304

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	2,997	3,503
Other	200,410	671,383
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	22	40
Other accrued interest receivable	—	1
Less: Allowances	49,787	27,349

	153,642	647,578

PREMISES AND EQUIPMENT	400,371	479,977

OTHER ASSETS	113,981	101,460

INTANGIBLE ASSETS
Goodwill	37,060	45,568
Organization and development expenses	924,457	979,591

	961,517	1,025,159

SUSPENSE ITEMS	900	6,415

OTHER SUBSIDIARIES´ ASSETS (Note 5)	13,008	8,087

TOTAL ASSETS	15,010,061	16,274,659

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003

LIABILITIES

DEPOSITS
Government sector	86,875	53,119
Financial sector	86,381	36,808
Non financial private sector and residents abroad	7,785,565	7,270,103

Checking accounts	2,365,996	1,118,433
Savings deposits	1,308,460	564,314
Time deposits	2,915,311	3,491,770
Investments accounts	61,004	2,989
Other	776,884	1,443,895
Interest and listed-price differences accrued payable	357,910	648,702

	7,958,821	7,360,030

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	2,196,012	2,157,491

Other	2,196,012	2,157,491

Banks and International Institutions	382,301	1,430,636
Non-subordinated corporate bonds	346,894	422,156
Amounts payable for spot and forward purchases to be settled	385,664	349,462
Instruments to be delivered for spot and forward sales to be settled	65,285	29,971
Financing received from Argentine financial institutions	7,777	67,549
Other	300,383	179,335
Interest and listed–price differences accrued payable	4,498	42,275

	3,688,814	4,678,875

OTHER LIABILITIES
Dividends payable	—	3
Fees payable	81	190
Other	101,083	153,309

	101,164	153,502

ALLOWANCES	337,064	965,708

SUBORDINATED CORPORATE BONDS	66,091	76,814

SUSPENSE ITEMS	4,870	785

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,282,335	1,039,194

TOTAL LIABILITIES	13,439,159	14,274,908

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	163,106	170,075

STOCKHOLDERS’ EQUITY	1,407,796	1,829,676

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,010,061	16,274,659

MEMORANDUM ACCOUNTS

	2004	2003
DEBIT ACCOUNTS

Contingent
– Guarantees received	6,772,495	5,789,308
– Contra contingent debit accounts	3,760,118	3,796,753

	10,532,613	9,586,061

Control
– Receivables classified as irrecoverable	626,529	884,897
– Other	27,574,998	30,789,026
– Contra control debit accounts	119,883	84,595

	28,321,410	31,758,518

For trustee activities
– Funds in trust	29,640	61,261

	29,640	61,261

TOTAL	38,883,663	41,405,840

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	241,532	134,850
– Guarantees provided to the BCRA	3,186,243	2,874,694
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	166,523	526,172
– Other covered by debtor classification regulations (Exhibit 1)	165,820	261,037
– Contra contingent credit accounts	6,772,495	5,789,308

	10,532,613	9,586,061

Control
– Items to be credited	97,719	84,595
– Other	22,164	—
– Contra control credit accounts	28,201,527	31,673,923

	28,321,410	31,758,518

For trustee activities
– Contra credit accounts for trustee activities	29,640	61,261

	29,640	61,261

TOTAL	38,883,663	41,405,840

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	2,556	2,350
Interest on loans to the financial sector	83	4,360
Interest on overdraft	5,352	9,106
Interest on discounted instruments	1,799	2,538
Interest on real estate mortgage	11,463	12,912
Interest on pledged loans	187	228
Interest on credit card loans	4,972	10,598
Interest on other loans	22,148	33,786
Interest from other receivables from financial transactions	1,440	2,246
Income from guaranteed loans - Decree 1387/01	44,344	577,392
Net income from government and private securities	51,047	107,495
Indexation by CER	51,626	86,007
Indexation by CVS	24,518	—
Other	11,104	412,466

	232,639	1,261,484

FINANCIAL EXPENSE

Interest on checking accounts	3,225	3,818
Interest on savings deposits	1,324	847
Interest on time deposits	28,969	146,805
Interest on financing to the financial sector	8	20
Interest from other liabilities from financial transactions	6,231	27,216
Other interest	24,806	45,616
Indexation by CER	24,691	49,217
Other	17,387	985,034

	106,641	1,258,573

GROSS INTERMEDIATION MARGIN – GAIN	125,998	2,911

ALLOWANCES FOR LOAN LOSSES	18,753	91,470

SERVICE CHARGE INCOME

Related to lending transactions	17,349	14,053
Related to liability transactions	36,730	28,858
Other commissions	72,367	51,114
Other	14,953	12,060

	141,399	106,085

SERVICE CHARGE EXPENSE

Commissions	7,459	7,839
Other	6,059	3,476

	13,518	11,315

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	2,620

ADMINISTRATIVE EXPENSES
Payroll expenses	83,281	71,878
Fees to Bank Directors and Statutory Auditors	75	111
Other professional fees	4,766	6,186
Advertising and publicity	6,682	4,074
Taxes	7,553	7,533
Other operating expenses	50,101	63,936
Other	13,375	10,268

	165,833	163,986

MONETARY LOSS ON OPERATING EXPENSES	—	(2,326)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	69,293	(157,481)

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(2,074)	(2,928)

OTHER INCOME
Income from long-term investments	15,278	2,884
Punitive interests	575	420
Loans recovered and reversals of allowances	307,996	506,379
Other	68,759	36,511

	392,608	546,194

OTHER EXPENSE
Punitive interests and charges paid to BCRA	39	20
Charge for uncollectibility of other receivables and other allowances	129,245	496,688
Other	168,558	40,481

	297,842	537,189

MONETARY (LOSS) ON OTHER OPERATIONS	—	(18)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	161,985	(151,422)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	192,318	2,510

NET (LOSS) FOR THE FISCAL YEAR	(30,333)	(153,932)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,639,154	1,050,635
Increase in cash and due from banks	107,657	233,271

Cash and due from banks at end of the period	1,746,811	1,283,906

REASON OF CHANGES IN CASH

Financial income collected	114,992	1,146,450
Service charge income collected	141,158	104,508

Less:
Financial expense paid	83,756	1,271,932
Services charge expense paid	13,518	11,344
Operating expenses paid	189,338	138,333

FUNDS USED IN ORDINARY OPERATIONS	(30,462)	(170,651)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	—	415,656
Net increase in other liabilities (*)	—	276,336
Net decrease in government and private securities (**)	765,026	246,686
Net decrease in loans (**)	250,090	150,138
Net decrease in other receivables from financial transactions (**)	155,972	82,639
Other sources of funds (**)	83,797	53,205

TOTAL OF SOURCES OF FUNDS	1,254,885	1,224,660

USE OF FUNDS

Net increase in other assets (**)	4,891	450,250
Net decrease in deposits (*)	108,554	—
Net decrease in other liabilities from financial transactions (*)	768,085	326,968
Net decrease in other liabilities (*)	118,695	—
Other uses of funds (*)	116,541	35,811

TOTAL USES OF FUNDS	1,116,766	813,029

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	—	(7,709)

INCREASE IN FUNDS	107,657	233,271

(*) Variations originated in financing activities	(1,111,875)	329,213
(**) Variations originated in investment activities	1,249,994	82,418

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of March 31, 2004 and 2003, and the statements of income and cash flows for the periods then ended, as per the following detail:

•	As of March 31,2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the three month period ended March 31, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the nine month period ended March 31, 2004.

•	As of March 31, 2003:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the three month period ended March 31, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the nine month period ended March 31, 2003.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the three month periods of the companies being consolidated consistently.

Interests in subsidiaries as of March 31, 2004 and 2003 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		March 31,		March 31,
Companies		2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. (1)	Common	—	82,283,621	—	100.0000	—	100.0000
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9.000.000	—	50.0000	—	50.0000	—
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1)	At March 18, 2004, the Bank sold its 100% interest in Banco Francés (Cayman) Limited (see Note 2.3 to the stand-alone financial statements)

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of March 31, 2004 and 2003, are listed below:

	Assets March 31,		Liabilities March 31,		Stockholders’ Equity March 31,		Net income/gain- (loss) March 31,
Companies	2004	2003	2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. and subsidiary	—	3,075,774	—	1,761,928	—	1,313,846	—	65,510
Francés Valores Soc. De Bolsa S.A.	8,120	10,160	661	2,715	7,459	7,445	44	1,346
Atuel Fideicomisos S.A.	17,036	967	2,860	683	14,176	284	947	93
Consolidar A.F.J.P. S.A.	298,189	311,567	52,368	74,104	245,821	237,463	4,559	7,691
Consolidar Cía. de Seguros de Vida S.A. and subsidiary	355,165	245,261	303,931	189,829	51,234	55,432	3,331	(2,458)
Consolidar Cía. de Seguros de Retiro S.A. and subsidiary	1,087,554	906,811	1,051,650	856,479	35,904	50,332	(1,276)	3,755
PSA Finance Argentina Cía Financiera S.A.	24,323	—	1,533	—	22,790	—	(368)	—
Credilogros Cía. Financiera S.A. (1)	58,929	93,588	29,547	52,468	29,382	41,120	(1,818)	(1,710)

(1)	As of March 31, 2003, it includes the amount of its subsidiary

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the stand-alone financial statements of BF, except for:

•	Banco Francés (Cayman) Limited: as of March 31, 2003, the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.l) to the stand-alone financial statements of BF.

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendency.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendency of Pension Fund Administrators (A.F.J.P) and the National Superintendency of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 62,805 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	2004	2003
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	113,349	109,496
Consolidar Cía. de Seguros de Vida S.A.	17,440	18,870
Consolidar Cía. de Seguros de Retiro S.A.	11,966	16,777
Credilogros Compañía Financiera S.A. (1)	8,953	24,930
PSA Finance Argentina Cía Financiera S.A.	11,395	—
Francés Valores Sociedad de Bolsa S.A.	3	2

	163,106	170,075

(1)	As of March 31, 2003, it includes the amount of its subsidiary

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,500. These shares have been pledged in favor of “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2004	2003
GOVERNMENT SECURITIES

Holdings in investment accounts

Argentine Republic External Bills (VEY4D)	82,818	72,654
Federal Government Bonds (LIBOR 2012)	370,558	1,525,954
Treasury bills	58,944	64,405
Others	15,399	22,271

Total	527,719	1,685,284

	2004	2003
Holdings for trading or financial transactions

Argentine Republic Global External Bonds 2008 – (ARG 2008)	—	1,777
BCRA bills (LEBAC)	267,592	102,036
Treasury Bills	10,893	9,169
Argentine Republic External Bills (VEY4D)	—	295
Federal Government Bonds 2008 (BODEN 2008)	32,092	—
Federal Government Bonds LIBOR 2012	35,965	—
USA Treasury Notes	13,627	70,837
Federal Government Bonds LIBOR 2007	52,157	—
Others	43,320	32,497

Total	455,646	216,611

Unlisted government securities

Federal Government Bonds 9% (due in 2002)	636	1,056
Tucumán Provincial Treasury Bonds	—	44,993
Secured Bonds due in 2018	970,632	—
Tax credit certificates due in 2003/2006	61,266	93,227
Others	38	5,085

Total	1,032,572	144,361

PRIVATE SECURITIES

Investments in listed private securities

Acindar S.A. Corporate Bonds	6,656	—
Cointel S.A. Corporate Bonds	4,736	5,640
Siderar S.A.	5,936	1,667
BRAB-Super Ahorro $ - Clase B	3,328	—
Perez Companc S.A. Corporate Bonds	14,246	11,847
Telefónica de Argentina S.A. Corporate Bonds	4,841	4,923
Telecom S.A.	5,284	1,631
Optimun CDB Clase B	16,959	—
Rembrandt Ahorro Pesos	19,209	—
ADR Tenaris S.A.	10,020	3,681
Roble Pesos Clase I	6,503	—
Nasdaq- 100 Index	—	2,883
Others	89,694	47,271

Total	187,412	79,543

Allowances	(74,877)	(25,133)

Total	2,128,472	2,100,666

	2004	2003
OTHER SUBSIDIARIES´ ASSETS

Premium receivables from insurance companies	12,494	7,617
Others related to insurance business	514	470

Total	13,008	8,087

OTHER SUBSIDIARIES´ LIABILITIES

Insurance companies, claims in adjustment process	322,711	314,322
Insurance companies, mathematical reserve	943,316	729,805
Insurance companies, reinsurer´s reserve	(90,768)	(199,070)
Others related to insurance business	107,076	194,137

Total	1,282,335	1,039,194

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,894,016	7,560,934
Other collaterals and counter guaranty “B”	12,960	18,312
Without senior security or counter guaranty	848,272	676,741

In potential risk

Preferred collaterals and counter guaranty “A”	—	200
Other collaterals and counter guaranty “B”	12,999	12,397
Without senior security or counter guaranty	166,818	461,680

Nonperforming

Preferred collaterals and counter guaranty “A”	—	346
Other collaterals and counter guaranty “B”	—	2,745
Without senior security or counter guaranty	82,405	289,592

With high risk of uncollectibility

Preferred collaterals and counter guaranty “A”	—	—
Other collaterals and counter guaranty “B”	443	2,683
Without senior security or counter guaranty	47,334	849,307

Uncollectible

Preferred collaterals and counter guaranty “A”	39	38
Other collaterals and counter guaranty “B”	4,101	7,557
Without senior security or counter guaranty	4,091	122,467

Total	8,073,478	10,004,999

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	3,649	1,354
Other collaterals and counter guaranty “B”	398,656	412,880
Without senior security or counter guaranty	516,725	433,366

Inadequate performance

Preferred collaterals and counter guaranty “A”	—	—
Other collaterals and counter guaranty “B”	5,343	5,479
Without senior security or counter guaranty	4,208	9,475

Deficient performance

Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	2,421	3,348
Without senior security or counter guaranty	6,070	11,565

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	—	—
Other collaterals and counter guaranty “B”	1,907	5,417
Without senior security or counter guaranty	4,048	28,580

Uncollectible

Preferred collaterals and counter guaranty “A”	6	141
Other collaterals and counter guaranty “B”	20,268	27,978
Without senior security or counter guaranty	8,922	32,741

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	78	32
Without senior security or counter guaranty	393	625

Total	972,694	972,982

General Total (1)	9,046,172	10,977,981

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS´

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheets of BBVA BANCO FRANCÉS S.A. as of March 31, 2004 and 2003 and the related statements of income, changes in stockholders’ equity and cash flows for the three-month periods then ended, with their notes 1 to 16 and exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also reviewed the consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and subsidiaries (listed in note 1 to such consolidated balance sheet) as of March 31, 2004 and 2003 and the related consolidated statements of income and cash flows for the three-month periods then ended, with their notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a report on such financial statements, based on our limited review performed with the scope described in caption 2.

2.	Scope of the review

We conducted our review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanations to our limited review report

a)	As explained in Notes 1.1. and 1.2.8. to the accompanying financial statements, the Bank’s Board of Directors indicates that in its opinion during last year a favorable evolution was observed in certain economic variables and the overall financial system in Argentina, and within the Bank in particular. Nevertheless, at the date of issuance of this report there are still various unresolved structural problems derived from the economic crisis occurred at the end of 2001, among them, the conclusion of the process of compensation for banks, the negotiation of the public debt with domestic and foreign creditors, and the completion of the debt restructuring process by certain companies in the private sector.

In several notes to the financial statements, detailed below, the Bank’s Board of Directors states that it is not possible to foresee the future development of the uncertainties that exist at the present date or their effect on the Bank, that certain situations must still be resolved by the authorities, and that it is in the process of evaluation of certain measures aimed at its regularization. As of March 31, 2004, the abovementioned situations are:

i)	Note 1.2.3. to the financial statements, concerning the recoverable value at March 31, 2004 of government securities and credit assistance granted to the government sector;

ii)	Notes 1.2.5.I) and 4.II.c) to the financial statements, in relation to the asset recorded for the expected compensation for payments to depositors made under court orders;

iii)	Note 1.2.7.II) to the financial statements, in relation to the determination of the final amount of compensation generated in difference between adjustment indexes (CER vs. CVS); and

iv)	Note 1.2.2. to the financial statements, related to the determination of the final amount of the compensation generated by the devaluation and conversion into pesos according to Decrees Nos. 905/2002 and complementary regulations issued by the Executive, in view of the review carried out by the BCRA, the several notes sent to the Bank by that authority, making certain observations that reduce the amounts used as basis for the compensation, and the relevant responses provided by the Bank.

The financial statements at March 31, 2004 do not include any adjustment that could derive from these uncertainties.

b)	As described in Notes 1.2.1 and 1.2.7 to the financial statements, Resolution 52/04 dated March 17, 2004 of the Superintendence of Financial and Exchange Institutions, acknowledged the restatement of the Regularization and Reorganization Plan presented by the Bank. Such plan, which consists of the sale of the subsidiary Banco Francés (Cayman) Limited, and the capitalization of the Bank, is intended to meet, on an individual basis, the requirements of the abovementioned Superintendence in relation to regulatory minimum capital ratios and those related to adjusted shareholders’ equity as from January 2004. In addition, the above resolution granted certain exemptions in respect of regulatory requirements.

During March 2004, the Entity sold the abovementioned subsidiary, which allowed it to meet the minimum capital and immobilized assets technical ratios required by B.C.R.A. However, the technical ratios relating to diversification of credit risk and financing to related parties showed deficiencies during March 2004, which were remedied in April 2004. To date, the Bank has not completed the capitalization process proposed to the B.C.R.A.

c)	Note 4 to the financial statements shows the differences between the accounting standards established by the B.C.R.A. used for the preparation of these financial statements and the professional accounting standards in effect in the Autonomous City of Buenos Aires. Except in the cases expressly mentioned in that note, the effect on the financial statements resulting from different valuation criteria has not been quantified by the Bank. In addition, other differences with respect to the professional accounting standards in effect in the Autonomous City of Buenos Aires are detailed in Note 2.2. to the consolidated financial statements.

d)	In our limited review report dated June 2, 2003 on the financial statements of the Bank as of March 31, 2003 presented for comparative purposes, to which we refer, we did not make any representation due to the very significant and pervasive effects on these financial statements of the uncertainties existing at that date related to:

i)	Recoverability of the book value of: a) government securities and credit assistance granted to the government sector; b) deferred tax assets; and c) assets detailed in Notes 1.2.5.I and 1.2.5.III to those financial statements.

ii)	Determination of the final amount of compensation generated by the devaluation and conversion into pesos established by Decrees 905/2002 and complementary regulations.

iii)	B.C.R.A.’s approval of facilities requested from that entity with respect to the minimum cash technical ratio.

The uncertainties mentioned in points (i) b) and (iii) have already been resolved at the date of issuance of this report.

e)	We have audited the financial statements of the Bank at December 31, 2003 and 2002 (opening balances of both periods), on which we issued our reports dated March 10, and March 18, 2004 for the financial statements at December 31, 2003, and February 20, 2003 for the financial statements at December 31, 2002, to which we refer, including a disclaimer of opinion due to the very significant and pervasive effects on those financial statements of the uncertainties existing at that dates.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements indicated in caption 1, and due to the very significant and pervasive effects on those financial statements from the uncertainties existing at the date of issuance of this report, as detailed in paragraphs a) and b) of caption 3, we are not in a position to make any representation on the stand-alone financial statements of BBVA BANCO FRANCÉS S.A. and on the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries as of March 31, 2004 and 2003, considered as a whole.

Furthermore, as indicated in paragraph 3.c), divergences exist with regard to the professional accounting standards in force in Buenos Aires City.

As described in note 17 to the financial statements, the effects of the differences between the accounting standards of the BCRA (and, except for the effect of the matter mentioned in Note 4 to the financial statements, the generally accepted accounting principles in Buenos Aires City – Argentina), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English of the financial statements described in caption 1 and of this Independent Accountants´ limited review report has been made solely for the convenience of English-speaking readers.

Buenos Aires, May 10, 2004

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 19, 2004	By:	/s/ María Elena Siburu de López Oliva
Name: María Elena Siburu de López Oliva
Title: Investor Relations Manager